SoCal Harvest, Inc.

6755 Mira Mesa Blvd., Ste 123 #187

San Diego CA 92121

Theresa Brillant

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SoCal Harvest, Inc.

Registration Statement on Form S-1

Filed June 17, 2019

File No. 333-232156

Dear Ms. Brillant,

This letter sets forth the response of SoCal Harvest, Inc. (“HARV” or the “Company”) to the Staff’s comment letter received July 11, 2019. Further, we have filed an Amendment No.1 to the Registration Statement on Form S-1 filed July 25, 2019, to address the comments as referenced in our responses below.

Form S-1 filed June 17, 2019

Cover Page

1. Please revise the "Per Share" row in the table on the prospectus cover page to show expenses and net proceeds on a per share basis. Currently all items in the row show "0.01." Also correct the total net proceeds shown if 75% of the shares are sold, here and on page 5. It appears that this amount should be $200,000 as stated in the Use of Proceeds section, not $225,000.

Response: The Company has revised the “Per Share” row in the table of the prospectus to correctly state $200,000 net proceeds.

Risk Factors, page 10

2. Please add a risk factor addressing the possibility that you may not be able to find sufficient volunteers to harvest fruit. It appears that your business plan assumes that volunteering will reduce your labor costs, but the fact that you are largely a for-profit business could potentially make it difficult to find volunteers.

Response: The Company has clarified in the business section that it will use “some” volunteers but that it will also rely on hiring day laborers as capital permits as well as adding the following risk factor:

We will partially rely on volunteers to harvest the fruit that we plan on selling and donating as per our business plan.

As we are mainly a for-profit business it could be difficult for us to find enough volunteers to effectively harvest the fruits. If we do not find enough volunteers, especially in the early stages of development, we will have to expend more capital in the hiring of the day laborers. While we plan on using volunteers to harvest, we will also hire day laborers to assist in the harvest, once we have enough trees to harvest. There is no guarantee that we will be successful in finding enough volunteers to harvest our fruit in order to keep our capital costs lower.

Our future performance is dependent on our ability to retain key personnel..., page 12

3. Please revise the last sentence to reflect the employment agreement you executed on May 13, 2019.

Response: The Company has revised the risk factor to reflect that the Company has an employment agreement with its Officer & Director.

Plan of Operations, page 40

4. Please revise throughout the section to correctly show the proceeds if 50% of the Maximum Offering is sold. While you state that "goals and milestones are calculated after deducting estimated offering expenses estimated to be $25,000," the $150,000 you show for 50% of the Maximum Offering amount in the opening paragraph and broken out over four quarters does not appear to be net of offering expenses.

Response: The Company has revised this section to reflect that 50% of the Maximum Offering sold would be $125,000, after deducting offering expenses.

Exhibits

5. Please file the promissory notes discussed in your financial statements as exhibits to your registration statement. Alternatively, you can file one copy with the schedule discussed in Instruction 2 to Item 601 of Regulation S-K, if you meet the requirements discussed in that instruction. We note that you have only filed a form of promissory note.

Response: The Company has filed the promissory notes as exhibits.

Yours Truly,

/s/ Mark Botsford

Mark Botsford

President

SoCal Harvest, Inc.

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